

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

> **Re: Summit Hotel OP, LP**
> **Registration Statement on Form S-4**
> **Filed August 9, 2010**
> **File No. 333-168685**

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement.

2. We note that you are only registering 9,993,992 OP Units, but that you intend to issue 10,100,000 in connection with the reorganization. Please tell us why you are not registering the additional 106,008 OP Units to be issued. Please also confirm to us that the 106,008 OP Units offered and to be sold are pursuant to valid private placements, and provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. In particular, please tell us your relationship with the third-party investor who will participate in these transactions. Please see Securities Act Release No. 8828 (Aug. 10, 2007)

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
September 8, 2010
Page 2

3.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork, including logos that you intend to use in the prospectus.

4.   Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

5.   Please revise your disclosure to eliminate repetition in the cover page, notice, Q&A and the summary. We note that the Q&A section addresses many of the same topics discussed in the summary section. For example only, information in the "Risk Associated with the Reorganization" and "Vote Required" subsections of the summary is repeated in the Q&As.

6.   Please provide the disclosure required by Item 3(f) of Form S-4.

7.   We note your use of the following factual assertions throughout the prospectus. The basis for such factual assertions and for your management's beliefs should be clear from the text of the prospectus or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following factual assertions:

- "We are a … leading hotel owner…."

- "The total number of hotels in the upscale and midscale without food and beverage hotel segments … is more than six times larger than the total number of hotels in the luxury and upper upscale segments…. We also believe that … we will be the only publicly traded REIT focused solely on these segments on a national basis."

- "Our hotels are located in markets with multiple demand generators in which we have extensive experience and that have historically offered strong risk adjusted returns."

- "Our initial portfolio is composed of 46 seasoned hotels with established track records and strong positions within their markets…."

- "… our hotels' competitive advantages in their respective markets…."

- "Over the last twenty years, our market segments have demonstrated the strongest compounded growth in demand of all segments of the lodging industry…."

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
September 8, 2010
Page 3

Prospectus Cover Page

8.   Please confirm for us that the cover page will be no more than one page. Refer to Item
        501 of Regulation S-K.

Questions and Answers, page ii

9.   Please include a discussion here and elsewhere in the prospectus, as appropriate, as to
        why holders of Summit Hotel Properties, LLC's Class B membership interests are not
        entitled to vote at the special meeting.

What are the risks I should consider in deciding whether to vote…, page vii

10.   Please include a statement that the REIT may be required to borrow funds or sell assets to
        pay distributions or may issue stock to satisfy its distribution requirements. In addition,
        please revise your disclosure to state that you may use proceeds from the IPO or other
        offerings to pay distributions. Please make conforming changes to the Summary section.

11.   Please include a statement that investors will experience substantial dilution upon closing
        of the IPO. Please make conforming changes to the Summary section.

12.   Please include a statement that members will receive a fixed number of OP Units in the
        merger, regardless of the share price in the REIT's initial public offering.

Does the LLC need approvals other than from the members, page xi

13.   Please revise here, and in your discussion of liquidity, to disclose the amount of debt for
        which you have not yet received lender consents for the merger. Please include a
        discussion of what you intend to do if any of these lenders ultimately will not provide
        consents. To the extent you would have to repay outstanding debt, please reflect this in
        your pro forma financial statements.

Summary, page 1

Information about the Companies, page 1

14.   We note your discussion of the revenues of the LLC for the past three fiscal years. Please
        balance this discussion by also disclosing the LLC's net income (loss) for the same
        periods. Alternatively, remove the revenue discussion from the summary.

Vote Required, page 3

15.   Please include a brief statement comparing the percentage of outstanding shares entitled to vote held by the managers and executive officers of the LLC and their affiliates, and the vote required for approval of each proposal. See Item 3(h) of Form S-4.

Overview of the Amendment and the Reorganization, page 4

16.   In the second bullet point on page 5, you refer to "SGI". Please define.

Risk Factors, page 15

17.   Several of your risk factors include lengthy bullet point lists. Please review your risk factors to ensure that each risk factor presents only one risk. We note the following risk factors by way of example only:

*   We may be unable to complete acquisitions that would grow our business, and even if they are completed, we may fail to successfully integrate and operate such acquired hotels, page 18;

*   Joint venture investments could be adversely affected by a lack of sole decision-making authority and our reliance on the financial condition of our joint venture partners, page 24; and

*   Our operating results and ability to make distributions may be adversely affected by the markets in which we operate and risks inherent to the ownership of hotels, page 25.

The Reorganization, page 48

Background of the Reorganization, page 48

18.   Please provide us supplementally with copies of any non-public information, including board books, financial forecasts, and projections, used by the LLC's management and its financial advisors. To the extent that the information has not been disclosed in the prospectus, please provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

19.   We refer to your disclosure regarding Baird's preliminary estimated equity valuation of the LLC on page 50, additional financial analysis on page 52 and detailed presentation on page 54. Please provide disclosure regarding these and any other similar presentations called for by Item 4(b) of Form S-4 and furnish copies of such presentations as exhibits to the Form S-4 as called for by Item 21(c) of Form S-4.

20.   We refer to your disclosure regarding HVS, Inc. Please provide a consent for HVS, Inc. pursuant to Rule 436 or tell us why you believe it is not required.

21.   Please include a discussion of the fiduciary duties of the board of managers and special committee under South Dakota law.

22.   Please explain when the LLC first met with Baird and when Baird was officially engaged.

23.   Please describe in greater detail the information discussed at the April 26, 2010 board of managers meeting, including the board's analysis of alternatives to the reorganization.

24.   Please discuss why the board of managers appointed Messrs. Timpe and Pulver to the special committee. Please also discuss why Mr. Stowater was appointed to act as a non-voting advisor to the special committee as opposed to a member of the special committee.

25.   Please discuss the difference to LLC members of using adjusted capital contributions rather than capital accounts in determining the merger consideration.

26.   We refer to the telephone meeting held on July 7, 2010. Please discuss the different alternatives of consideration allocation considered by the special committee and why.

27.   We refer to the July 10, 2010 actions by management discussed on page 57. Please expand your discussion to discuss in greater detail how the information relating to hotel management fees relates to the fairness of merger consideration to be received by the Class B and Class C members.

28.   We note that a capital account analysis was provided to the special committee on July 15, 2010 by management, as disclosed on page 58. Please supplementally provide us a copy of the analysis and include a summary of the analysis in your disclosure, or tell us why you believe this is not material information.

29.   We note the disclosure on page 59 that information regarding prior sales of hotel management contracts was provided to the special committee at their request. Please explain how the special committee considered this information in approving the merger and merger consideration.

30.   We note that the special committee determined that the consideration to be paid for the Scottsdale Contribution was fair based on a recent appraisal. Please provide greater detail, including the appraisal value.

31. Please disclose whether the special committee also discussed potential adverse effects of the merger and reorganization. If so, please disclose the nature of those discussions. If not, please disclose why not.

Positive Factors Considered by the Special Committee and the Board, page 61

32. We refer to the first bullet point discussing the reduction in debt and influence of your lenders. Please discuss what restrictive covenants would be reduced and how this would have a positive impact on your business.

The Merger; The Agreement and Plan of Merger, page 64

33. Please disclose if receipt of consents from the lenders listed on page 7 is a condition to closing of the merger. If so, please disclose if such condition is waivable and if failure to obtain such consents would result in a default or breach of the underlying loan agreements.

Opinion of JMP Securities, page 69

34. We refer to your disclosure that JMP Securities' opinion was directed to the special committee and was intended for the benefit and use of the special committee in its consideration of the merger. Please revise your disclosure to remove this limitation.

35. Please disclose if any material relationship has existed in the past two years between JMP Securities and the LLC or any of its affiliates.

36. We note that JMP Securities reviewed financial and other information, including non-public financial information for the LLC. To the extent this or other non-public information supplied to JMP Securities differs materially from non-public information, please disclose this information in the prospectus.

37. On page 73 you state that, "These average discount rates were applied in JMP Securities' analyses as described below." Please disclose the average discount rates. On page 75, you use discount rates between 13% to 15%. Your disclosure regarding why JMP Securities selected the discount rates used should be clear.

38. Please disclose the enterprise value, IPO price, EBITDA, and net asset value per share, and the dates at which they were measured, for the four comparable IPO companies and the selected companies discussed on page 73. Please also disclose the forward EDITDA multiples for each of the precedent transactions discussed on page 74.

39.   We note the discussion at the top of page 74 that JMP Securities made qualitative judgments concerning the differences between the LLC and the selected companies. Please discuss these qualitative judgments and how they impacted JMP Securities's analysis and opinion. Include similar disclosure as it relates to the precedent disclosure.

40.   Please disclose if the range of prices per room used by JMP Securities as discussed on page 75 differs from the actual range of prices per room for the LLC. If so, please explain why JMP Securities used a range that differs.

41.   Please disclose the fees paid to JMP Securities for the fairness opinion.

Distribution Policy, page 78

42.   Please revise your filing to remove any projections related to your initial dividend distribution, including the table on page 80. Due to the lack of in-place leases in a typical hotel, revenues are too difficult to predict, and as such, it is not appropriate to project an initial dividend distribution.

Material Federal Income Tax Considerations, page 107

Tax Opinion Regarding the Reorganization Transactions, page 108

43.   We refer to the third bullet point at the top of page 109 noting that Hunton & Williams's opinion is based on the assumption that former LLC members will not exercise their right to redemption until two years following the initial public offering. As LLC members are eligible to redeem their OP Units twelve months following the initial public offering, please include a discussion of the tax consequences if holders choose to redeem their shares at that time. Please also consider including a risk factor addressing the fact that holders of OP Units may receive less favorable tax treatment in the event they exercise their right of redemption before two years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 145

Key Operating Metrics, page 147

44.   We refer to your discussion here and on page 169 of the methodology used to calculate RevPAR penetration index and note that it is subject to the minimum criteria established by Smith Travel Research. It is unclear from your disclosure, however, what additional criteria you use to calculate your RevPAR penetration index. Please revise your disclosure to clarify if you use additional criteria. In addition, please tell us if this metric is calculated by you or by Smith Travel Research on your behalf.

Contractual Obligations, page 159

45.   In addition to the contractual obligations table on a pro forma basis, please revise to
        include a contractual obligations table on a historical basis.

Our Business and Properties, page 163

46.   We refer to the disclosure in the second paragraph on page 163. Please tell us if any of
        the thirty hotels sold at loss.

Our Portfolio, page 172

47.   Please tell us how you will account for the sale of the eight parcels of vacant land.

Our Financing Strategy, page 174

48.   Please tell us the status of any steps you have taken to secure a credit facility.

Our Hotel Operating Agreements, page 183

49.   Please provide a summary of the key terms of your franchise agreements and your
        agreements with your hotel manager. Your description should address material fees, the
        term of the agreements, material termination provisions such as those based upon
        performance or financial metrics and other material terms.

Assets Held for Sale, page F-19

50.   Please revise your accounting policy for assets held for sale to value them at the lesser of
        historical cost or fair value less costs to sell. Refer to ASC 360-35-38 to 35-40.
        Additionally, you note that you have committed to sell six parcels of land, but the
        disclosure on page 172 indicates there are eight parcels of land which you have
        committed to sell. Please clarify these references are to the same assets, and reconcile the
        difference.

Exhibit Index

51.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time
        to review those documents. If you are not prepared to file your legal and tax opinions
        with your next amendment, please provide draft opinions for us to review.

52.   Please include the consent of JMP Securities LLC in your exhibit list.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
        Edward W. Elmore, Esq.
        Hunton & Williams LLP